Exhibit 99.2
Interim consolidated financial statements
Consolidated statements of operations

		For the three months ended		For the six months ended
		June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars except for per share amounts)		2008	2007	2008	2007

Revenue
Premium income:
Annuities		$882	$874	$1,699	$1,858
Life insurance		1,430	1,469	2,818	2,981
Health insurance		994	861	1,974	1,678

		3,306	3,204	6,491	6,517

Net investment income (Note 7):
Change in fair value of held-for-trading assets		(1,176)	(1,480)	(2,348)	(1,582)
Income (loss) from derivative investments		55	378	(415)	279
Net gains on available-for-sale assets		24	29	52	61
Other net investment income		1,487	1,545	3,097	3,155

		390	472	386	1,913

Fee income		715	824	1,420	1,654

		4,411	4,500	8,297	10,084

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,336	1,954	2,605	3,437
Annuity payments		345	353	684	708
Death and disability benefits		687	672	1,368	1,343
Health benefits		736	630	1,454	1,240
Policyholder dividends and interest on claims and deposits		304	333	583	651

		3,408	3,942	6,694	7,379

Net transfers to segregated funds		196	287	308	553
Decrease in actuarial liabilities (Note 9)		(1,000)	(1,895)	(2,540)	(2,087)
Commissions		377	472	752	934
Operating expenses		712	788	1,464	1,628
Premium taxes		63	50	115	112
Interest expense		101	83	199	167

		3,857	3,727	6,992	8,686

Income before income taxes and non-controlling interests		554	773	1,305	1,398
Income taxes expense		11	155	201	257
Non-controlling interests in net income of subsidiaries		5	8	14	16

Total net income		538	610	1,090	1,125
Less: Participating policyholders’ net income		2	2	3	4

Shareholders’ net income		536	608	1,087	1,121
Less: Preferred shareholder dividends		17	18	35	34

Common shareholders’ net income		$519	$590	$1,052	$1,087

Average exchange rates:
	U.S. dollars	1.01	1.10	1.01	1.14
	U.K. pounds	1.99	2.18	1.99	2.24

Earnings per share (Note 4)
Basic		$0.92	$1.03	$1.87	$1.90
Diluted		$0.91	$1.02	$1.85	$1.88
Weighted average shares outstanding in millions (Note 4)
Basic		562	570	563	571
Diluted		563	573	565	574
The attached notes form part of these interim consolidated financial statements.
12       Sun Life Financial Inc. | Second Quarter 2008

Interim consolidated financial statements
Consolidated balance sheets

		As at
		June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)		2008	2007	2007

Assets
Bonds — held-for-trading		$48,689	$50,608	$53,093
Bonds — available-for-sale		9,905	9,148	9,002
Mortgages and corporate loans		21,106	20,742	20,710
Stocks — held-for-trading		4,518	4,438	4,609
Stocks — available-for-sale		719	788	787
Real estate		4,490	4,303	3,959
Cash, cash equivalents and short-term securities		5,382	5,500	4,578
Derivative assets		1,715	1,947	1,779
Policy loans and other invested assets		4,418	4,349	4,455
Other invested assets — held-for-trading		464	440	389
Other invested assets — available-for-sale		738	757	796

Invested assets		102,144	103,020	104,157
Goodwill		6,121	6,018	6,250
Intangible assets		812	775	743
Other assets		4,498	4,478	4,901

Total general fund assets		$113,575	$114,291	$116,051

Segregated funds net assets		$73,245	$73,205	$72,764

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 9)		$78,208	$79,830	$83,006
Amounts on deposit		3,702	3,747	3,686
Deferred net realized gains		272	276	275
Senior debentures		3,014	3,014	3,046
Derivative liabilities		739	638
Other liabilities		7,471	7,675	6,752

Total general fund liabilities		93,406	95,180	96,765
Subordinated debt (Note 6)		2,546	1,796	1,836
Non-controlling interests in subsidiaries		41	98	77
Total equity		17,582	17,217	17,373

Total general fund liabilities and equity		$113,575	$114,291	$116,051

Segregated funds contract liabilities		$73,245	$73,205	$72,764

Exchange rate at balance sheet date:
	U.S. dollars	1.02	1.00	1.07
	U.K. pounds	2.03	1.98	2.14
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
Sun Life Financial Inc. | sunlife.com       13

Interim consolidated financial statements
Consolidated statements of equity

For the six months ended
	Participating		June 30	June 30
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2008	2007

Preferred shares
Balance, beginning of period	$—	$1,495	$1,495	$1,250
Preferred shares issued	—	—	—	250
Issuance costs, net of taxes	—	—	—	(5)

Balance, end of period	—	1,495	1,495	1,495

Common shares
Balance, beginning of period	—	7,033	7,033	7,082
Stock options exercised	—	5	5	44
Common shares purchased for cancellation (Note 6)	—	(58)	(58)	(55)

Balance, end of period	—	6,980	6,980	7,071

Contributed surplus
Balance, beginning of period	—	62	62	72
Stock-based compensation	—	39	39	9
Stock options exercised	—	—	—	(7)

Balance, end of period	—	101	101	74

Retained earnings
Balance, beginning of period	109	11,282	11,391	10,309
Net income	3	1,087	1,090	1,125
Dividends on common shares	—	(405)	(405)	(366)
Dividends on preferred shares	—	(35)	(35)	(34)
Common shares purchased for cancellation (Note 6)	—	(151)	(151)	(205)

Balance, end of period	112	11,778	11,890	10,829

Accumulated other comprehensive income (loss), net of taxes (Note 10)
Balance, beginning of period	(14)	(2,750)	(2,764)	(978)
Total other comprehensive income (loss)	1	(121)	(120)	(1,118)

Balance, end of period	(13)	(2,871)	(2,884)	(2,096)

Total retained earnings and accumulated other comprehensive income	99	8,907	9,006	8,733

Total equity	$99	$17,483	$17,582	$17,373

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized (losses) gains on available-for-sale assets	$—	$(337)	$(337)	$72
Unrealized foreign currency translation losses, net of hedging activities	(13)	(2,560)	(2,573)	(2,154)
Unrealized gains (losses) on derivatives designated as cash flow hedges	—	26	26	(14)

Balance, end of period	$(13)	$(2,871)	$(2,884)	$(2,096)

Consolidated statements of comprehensive income

For the three months ended			For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2008	2007	2008	2007

Total net income	$538	$610	$1,090	$1,125
Other comprehensive income (loss), net of taxes (Note 10):
Unrealized foreign currency translation gains (losses), excluding hedges	(74)	(886)	263	(1,000)
Unrealized foreign currency gains (losses), net investment hedges	55	161	(15)	172
Unrealized losses on available-for-sale assets	(77)	(208)	(321)	(235)
Reclassifications to net income for available-for-sale assets	(13)	(23)	(41)	(41)
Unrealized losses on cash flow hedging instruments	(36)	(20)	(13)	(11)
Reclassifications to net income for cash flow hedges	2	1	7	(3)

Total other comprehensive loss	(143)	(975)	(120)	(1,118)

Total comprehensive income (loss)	395	(365)	970	7

Less: Participating policyholders’ net income	2	2	3	4
Participating policyholders’ foreign currency translation (losses) gains, excluding hedges	—	(3)	1	(3)

Shareholders’ comprehensive income (loss)	$393	$(364)	$966	$6

The attached notes form part of these interim consolidated financial statements.
14     Sun Life Financial Inc. | Second Quarter 2008

Interim consolidated financial statements
Condensed consolidated statements of cash flows

For the three months ended			For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2008	2007	2008	2007

Cash flows provided by (used in) operating activities
Total net income	$538	$610	$1,090	$1,125
Items not affecting cash:
Decrease in actuarial and other policy-related liabilities	(967)	(1,837)	(2,515)	(1,955)
Unrealized losses on held-for-trading assets and derivatives	1,001	1,228	2,623	1,502
Amortization of deferred gains and unrealized gains on real estate investments	(37)	(29)	(67)	(56)
Accrued expenses and taxes	(75)	80	(456)	(205)
Investment income due and accrued	4	47	(25)	(12)
Other items not affecting cash	61	(183)	80	(336)
Realized losses (gains) on held-for-trading and available-for-sale assets	81	(154)	74	(249)
New mutual fund business acquisition costs capitalized	(11)	(15)	(21)	(34)
Redemption fees of mutual funds	4	6	9	13

Net cash provided by (used in) operating activities	599	(247)	792	(207)

Cash flows provided by (used in) financing activities
Borrowed funds	25	23	10	26
Issuance of senior unsecured financing	66	—	66	—
Issuance of senior debentures	—	—	—	250
Redemption of partnership capital securities	—	(692)	—	(692)
Issuance of subordinated debt (Note 6)	348	398	746	398
Issuance of preferred shares	—	—	—	250
Payments to underwriters	—	—	—	(9)
Issuance of common shares on exercise of stock options	3	6	5	37
Common shares purchased for cancellation (Note 6)	(99)	(152)	(209)	(260)
Dividends paid on common shares	(202)	(183)	(405)	(366)
Dividends paid on preferred shares	(17)	(18)	(35)	(34)

Net cash provided by (used in) financing activities	124	(618)	178	(400)

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	6,673	7,439	13,267	14,068
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(7,110)	(8,144)	(14,292)	(14,323)
Policy loans	(23)	(6)	(44)	(18)
Short-term securities	(252)	256	(353)	13
Cash cost of acquisition	—	(725)	—	(725)
Cash and cash equivalents acquired on acquisition	—	141	—	141
Other investments	(107)	(11)	(61)	15

Net cash used in investing activities	(819)	(1,050)	(1,483)	(829)

Changes due to fluctuations in exchange rates	(47)	(186)	24	(187)

Decrease in cash and cash equivalents	(143)	(2,101)	(489)	(1,623)
Cash and cash equivalents, beginning of period	3,257	5,414	3,603	4,936

Cash and cash equivalents, end of period	3,114	3,313	3,114	3,313
Short-term securities, end of period	2,268	1,265	2,268	1,265

Cash, cash equivalents and short-term securities, end of period	$5,382	$4,578	$5,382	$4,578

Supplementary information
Cash and cash equivalents:
Cash			$3,114	$505
Cash equivalents			2,268	2,808

			$5,382	$3,313

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$148	$95	$182	$106

Income taxes, net of refunds	$136	$155	$279	$388

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     15

Interim consolidated financial statements
Consolidated statements of changes in segregated funds net assets

For the three months ended			For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2008	2007	2008	2007

Additions to segregated funds
Deposits:
Annuities	$2,199	$2,326	$4,711	$4,855
Life insurance	857	211	1,145	1,047

	3,056	2,537	5,856	5,902
Net transfers from general funds	196	287	308	553
Net realized and unrealized (losses) gains	(87)	1,496	(3,276)	2,655
Other investment income	619	680	975	993

	3,784	5,000	3,863	10,103

Deductions from segregated funds
Payments to policyholders and their beneficiaries	2,184	2,217	4,199	4,545
Management fees	228	199	437	411
Taxes and other expenses	22	59	53	106
Effect of changes in currency exchange rates	176	2,712	(866)	3,066

	2,610	5,187	3,823	8,128

Net additions (deductions) to segregated funds for the period	1,174	(187)	40	1,975
Segregated funds net assets, beginning of period	72,071	72,951	73,205	70,789

Segregated funds net assets, end of period	$73,245	$72,764	$73,245	$72,764

Consolidated statements of segregated funds net assets

		As at
	June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)	2008	2007	2007

Assets
Segregated and mutual fund units	$56,272	$58,185	$58,441
Stocks	7,607	7,376	8,129
Bonds	8,630	7,868	5,953
Cash, cash equivalents and short-term securities	1,169	863	696
Real estate	218	202	258
Mortgages	39	38	40
Other assets	1,331	906	1,131

	75,266	75,438	74,648

Liabilities	2,021	2,233	1,884

Net assets attributable to segregated funds policyholders	$73,245	$73,205	$72,764

The attached notes form part of these interim consolidated financial statements.
16     Sun Life Financial Inc. | Second Quarter 2008

Condensed notes to the interim consolidated financial statements
(unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. (SLF Inc.) together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., are collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2007 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in accounting policies
ADOPTED IN 2008
CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION
On January 1, 2008, the Company adopted three new Canadian Institute of Chartered Accountants (CICA) Handbook Sections: Section 1535, Capital Disclosures; Section 3862, Financial Instruments — Disclosures; and Section 3863, Financial Instruments — Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires enhanced financial instrument disclosures focusing on disclosures related to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures required are included in Notes 6 and 8 of these interim consolidated financial statements.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
GOODWILL AND INTANGIBLE ASSETS
The CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from international reporting standards. The Company will adopt the new standards on January 1, 2009. The Company is currently evaluating the impact that the adoption of this new Section will have on its consolidated financial statements.
3. Disposal
On February 29, 2008, the Company sold Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to Hartford Financial Services LLC. The sale is not material to these interim consolidated financial statements.
4. Earnings per share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Common shareholders’ net income	$519	$590	$1,052	$1,087
Less: Effect of stock options of subsidiaries(1)	4	5	8	10

Common shareholders’ net income on a diluted basis	$515	$585	$1,044	$1,077

Weighted average number of shares outstanding for basic earnings per share (in millions)	562	570	563	571
Add: Adjustments relating to the dilutive impact of stock options(2)	1	3	2	3

Weighted average number of shares outstanding on a diluted basis (in millions)	563	573	565	574

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.
Sun Life Financial Inc. | sunlife.com     17

Condensed notes to the interim consolidated financial statements (unaudited)
5. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit, and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements are negotiated. Inter-segment revenue for the three and six months ended June 30, 2008, consists of interest of $32 and $69, respectively, ($37 and $75, respectively, in 2007) and fee income of $13 and $27, respectively ($21 and $41, respectively, in 2007).

Results by segment for the three months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2008
Revenue	$2,276	$1,624	$367	$71	$128	$(55)	$4,411
Total net income	$298	$83	$56	$12	$89	$—	$538

June 30, 2007
Revenue	$1,801	$1,944	$433	$182	$198	$(58)	$4,500
Total net income	$282	$156	$68	$17	$87	$—	$610

Results by segment for the six months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2008
Revenue	$4,596	$2,684	$729	$190	$204	$(106)	$8,297
Total net income	$545	$197	$115	$25	$208	$—	$1,090

June 30, 2007
Revenue	$4,175	$4,141	$880	$397	$607	$(116)	$10,084
Total net income	$534	$254	$140	$55	$142	$—	$1,125

Assets by segment as at
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2008
General fund assets	$55,635	$38,854	$782	$5,263	$14,254	$(1,213)	$113,575
Segregated funds net assets	$37,767	$27,504	$—	$1,912	$6,062	$—	$73,245

December 31, 2007
General fund assets	$55,497	$39,633	$945	$5,497	$13,967	$(1,248)	$114,291
Segregated funds net assets	$36,686	$27,741	$—	$1,936	$6,842	$—	$73,205

June 30, 2007
General fund assets	$54,527	$41,387	$904	$5,502	$15,013	$(1,282)	$116,051
Segregated funds net assets	$36,077	$27,393	$—	$1,479	$7,815	$—	$72,764

6. Capital management and capital transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business. It is also managed at the business unit level under the principles appropriate to the jurisdiction in which it operates.
The Board of Directors is responsible for the annual review and approval of the Company’s capital plan, in conjunction with the operating plan. The Capital Management Committee (CMC) has management oversight responsibility for capital management. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital management policy.
18      Sun Life Financial Inc. | Second Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
6. Capital management and capital transactions (cont’d)
This policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities and to support the risks associated with the businesses of the Company. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion.
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the Minimum Continuing Capital and Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. As an insurance holding company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment and set internal capital targets. The Insurance Holding Company guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies. SLF Inc. was above its internal minimum target capital levels at June 30, 2008, December 31, 2007 and June 30, 2007.
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at June 30, 2008, December 31, 2007 and June 30, 2007, was above the levels that would require any regulatory or corrective action.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain at least 200% of minimum risk-based capital. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was above the minimum level as at June 30, 2008, December 31, 2007 and June 30, 2007.
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local requirements as at June 30, 2008, December 31, 2007 and June 30, 2007.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

	As at
	June 30	December 31	June 30
	2008	2007	2007

Equity:
Participating policyholders’ equity	$99	$95	$99
Preferred shareholders’ equity	1,495	1,495	1,495
Common shareholders’ equity	15,988	15,627	15,779

Total equity	17,582	17,217	17,373

Other capital securities:
Subordinated debt	2,546	1,796	1,836
Sun Life Assurance debentures, Series A, B(1)	1,150	1,150	1,150

Total other capital securities	3,696	2,946	2,986

Total capital	$21,278	$20,163	$20,359

(1)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,150 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, a former subsidiary of the Company that was deconsolidated upon the adoption of CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, in 2005.
B) SIGNIFICANT CAPITAL TRANSACTIONS
On January 12, 2008, SLF Inc. renewed its normal course issuer bid to purchase, for cancellation on or before January 11, 2009, through the facilities of the Toronto Stock Exchange (TSX) up to 20 million common shares, representing approximately 3.5% of the common shares issued and outstanding at that time. In 2007, SLF Inc. had a similar normal course issuer bid program during the period from January 12, 2007 to January 11, 2008. In the first two quarters of 2008, the Company purchased under these plans approximately 4.6 million of its common shares at an average price of $45.43 per share for a total amount of $209. Approximately 2.2 million common shares were purchased during the current quarter at an average price of $45.13 per share for a total amount of $99. Of this amount, purchases of approximately $4 were not cancelled until July 2008. As at June 30, 2008, an additional $8 were purchased, but not settled or cancelled.
On June 26, 2008, SLF Inc. issued $350 principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due in 2018. The proceeds will be used for general corporate purposes, including investments in subsidiaries.
On January 30, 2008, SLF Inc. issued $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023. The proceeds were used for general corporate purposes, including investments in subsidiaries.
Sun Life Financial Inc. | sunlife.com     19

Condensed notes to the interim consolidated financial statements (unaudited)
7. Financial investments and related net investment income
A) HEDGING ACTIVITIES
Additional information on the derivatives that have been designated as hedges for accounting purposes is included in the following sections.
i) FAIR VALUE HEDGES
The Company recorded a charge of $2 and a credit of $3 in other net investment income as hedge ineffectiveness for fair value hedges for the three and six months ended June 30, 2008, respectively (credits of $2 and $7 for the three and six months ended June 30, 2007, respectively).
ii) CASH FLOW HEDGES
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2009, 2010 and 2011. The amounts included in accumulated other comprehensive income (OCI) related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The amounts excluded from the hedge effectiveness assessment for cash flow hedges and recorded as a charge to other net investment income were $1 and $2 for the three and six months ended June 30, 2008, respectively (nil and a charge of $1 for the three and six months ended June 30, 2007, respectively). The Company expects to reclassify losses of $2 from accumulated OCI to net income within the next 12 months.
B) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income consists of the following:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Bonds	$(1,256)	$(1,660)	$(2,116)	$(1,845)
Stocks	87	150	(199)	214
Other invested assets	(6)	34	(33)	53
Cash equivalents and short-term securities	(1)	(4)	—	(4)

Total changes in fair value of held-for-trading assets	$(1,176)	$(1,480)	$(2,348)	$(1,582)

C) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
i) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	June 30, 2008		December 31, 2007		June 30, 2007
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$7,403	$538	$4,895	$273	$6,697	$203
Available-for-sale stocks(1)	363	116	238	34	75	4
Available-for-sale other invested assets(2)	122	24	108	12	152	26

Total temporarily impaired financial assets	$7,888	$678	$5,241	$319	$6,924	$233

(1)	This includes available-for-sale private equities that are accounted for at cost with a carrying value of $14 as at June 30, 2008 ($13 and $10 as at December 31, 2007 and June 30, 2007, respectively).

(2)	This pertains to available-for-sale limited partnerships that are accounted for at cost with a carrying value of $146 as at June 30, 2008 ($120 and $178 as at December 31, 2007 and June 30, 2007, respectively).
For available-for-sale limited partnerships and equities accounted for at cost, management does not consider these assets to be other-than-temporarily impaired as the length of time that the fair value has been less than the cost and the extent of the loss are not sufficient to indicate that the fair value will not recover.
ii) OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The Company wrote down $4 and $11 of impaired available-for-sale assets recorded at fair value during the three and six months ended June 30, 2008, respectively ($4 and $11 in the three and six months ended June 30, 2007, respectively). These assets were written down since the length of time that the fair value was less than the cost and the extent of the loss indicated that the fair value would not recover. These write-downs are included in net gains on available-for-sale assets in the interim consolidated statements of operations.
20     Sun Life Financial Inc. | Second Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
8. Financial instrument risk management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2007 annual consolidated financial statements.
A) LIQUIDITY RISK
Liquidity risk is the risk that the Company will not have enough funds available to fund all cash outflow commitments as they fall due. The Company’s policies for managing liquidity risk are included in the 2007 annual financial statements.
The contractual maturities of the Company’s significant financial liabilities as at June 30, 2008 are shown in the following table. Expected general fund policyholder liabilities future cash flows are included on page 48 of the Company’s 2007 Management’s Discussion and Analysis included in its 2007 Annual Report. Maturities of borrowed funds, contractual commitments for operating leases and letters of credit as at December 31, 2007, are included in Notes 11C, 20A and 20C, respectively, of the 2007 annual consolidated financial statements.

	Within	1 year to	3 years to	Over 5	No fixed
	1 year	3 years	5 years	years	maturity	Total

Amounts on deposit(1)	$—	$—	$—	$—	$3,702	$3,702
Senior debentures and unsecured financing(2)	209	418	1,557	4,285	—	6,469
Subordinated debt(2)	151	302	1,403	2,229	—	4,085
Bond repurchase agreements	1,915	—	—	—	—	1,915
Accounts payable and accrued expenses	2,974	—	—	—	—	2,974
Contractual commitments(3)	836	457	36	239	—	1,568

Total liabilities	$6,085	$1,177	$2,996	$6,753	$3,702	$20,713

(1)	Amounts on deposit are generally payable on demand.

(2)	Includes expected interest payments.

(3)	Contractual commitments are not reported on the consolidated balance sheets.
B) MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk.
i) CURRENCY RISK
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management policies related to currency risk are included in Note 6 of the 2007 annual consolidated financial statements. As described in this policy, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum surplus requirements of that country. Currency risk for financial instruments arises when a net asset and liability mismatch is denominated in a currency other than the local currency in which they are measured. As at June 30, 2008, the Company did not have a material currency exposure related to financial instruments.
ii) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change. The impact of interest rate risk for the Company’s actuarial liabilities and the assets supporting those liabilities as at December 31, 2007, and the policy for managing this risk, is included in Note 9 of the 2007 annual consolidated financial statements.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale bonds are recorded to OCI. For the Company’s available-for-sale bonds, an immediate 1% parallel increase in interest rates at June 30, 2008, across the entire yield curve, would result in an estimated after-tax decrease in OCI of $387. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated after-tax increase in OCI of $402.
iii) EQUITY RISK
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets. The impact of equity risk for the Company’s actuarial liabilities and the assets supporting those liabilities as at December 31, 2007, and the policy for managing this risk, is included in Note 9 of the 2007 annual consolidated financial statements.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale equities are recorded to OCI. For the Company’s available-for-sale equities, an immediate 10% increase in stock prices at June 30, 2008, would result in an estimated after-tax increase in OCI of $54. Conversely, an immediate 10% decrease in stock prices would result in an estimated after-tax decrease in OCI of $54.
Sun Life Financial Inc. | sunlife.com     21

Condensed notes to the interim consolidated financial statements (unaudited)
9. Changes in actuarial liabilities
Changes in actuarial liabilities for the three and six months ended June 30, 2008 and June 30, 2007, are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Actuarial liabilities, beginning of period	$77,508	$85,793	$77,936	$86,415

Change in liabilities on in-force business	(1,781)	(2,537)	(3,923)	(3,703)
Liabilities arising from new policies	781	642	1,383	1,616

Decrease in actuarial liabilities	(1,000)	(1,895)	(2,540)	(2,087)

Actuarial liabilities before the following:	76,508	83,898	75,396	84,328
Acquisition	—	543	—	543
Effect of changes in currency exchange rates	(242)	(3,340)	870	(3,770)

Actuarial liabilities, June 30	76,266	81,101	76,266	81,101
Add: Other policy liabilities	1,942	1,905	1,942	1,905

Actuarial liabilities and other policy liabilities, June 30	$78,208	$83,006	$78,208	$83,006

10. Income taxes included in other comprehensive income (OCI)
OCI included on the interim consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the three and six months ended June 30, 2008 and June 30, 2007:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Unrealized foreign currency gains and losses on net investment hedges	$(19)	$1	$(12)	$6
Unrealized gains and losses on available-for-sale assets	47	30	101	38
Reclassifications to net income for available-for-sale assets	7	8	13	18
Unrealized gains and losses on cash flow hedging instruments	(27)	(18)	6	(15)
Reclassifications to net income for cash flow hedges	(1)	—	(3)	2

Total income taxes benefit included in OCI	$7	$21	$105	$49

11. Pension plans and other post-retirement benefits
The Company recorded the following expenses (income) related to pension plans and other post-retirement plans for the three and six months ended June 30, 2008 and June 30, 2007:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Pension benefit cost	$10	$14	$20	$23
Other post-retirement benefit income	$(1)	$(1)	$(3)	$(8)

12. Related party transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from CI Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for the three and six months ended June 30, 2008 of $37 and $74, respectively, ($35 and $76, respectively, in 2007) are included in fee income in the interim consolidated statements of operations.
13. Commitments, guarantees and contingencies
A) LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in SLF Inc.’s annual consolidated financial statements, annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
22     Sun Life Financial Inc. | Second Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
13. Commitments, guarantees and contingencies (cont’d)
B) GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
SLF Inc. has guaranteed the subordinated debentures and preferred shares issued by Sun Life Assurance that are held by external parties, as described in Note 20 of the 2007 annual consolidated financial statements. All of the subordinated debentures issued by Sun Life Assurance are held by external parties and there are no preferred shares outstanding that are subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

	Results for the three months ended
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

June 30, 2008
Revenue	$90	$3,226	$1,310	$(215)	$4,411
Shareholders’ net income	$536	$352	$156	$(508)	$536

June 30, 2007
Revenue	$25	$2,936	$1,728	$(189)	$4,500
Shareholders’ net income	$608	$403	$207	$(610)	$608

	Results for the six months ended
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

June 30, 2008
Revenue	$195	$6,458	$2,060	$(416)	$8,297
Shareholders’ net income	$1,087	$714	$300	$(1,014)	$1,087

June 30, 2007
Revenue	$86	$6,931	$3,447	$(380)	$10,084
Shareholders’ net income	$1,121	$793	$348	$(1,141)	$1,121

	Assets as at
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

June 30, 2008
Invested assets	$21,354	$77,667	$22,381	$(19,258)	$102,144
Total other assets	$5,901	$10,106	$11,050	$(15,626)	$11,431
Actuarial and other policy liabilities	$—	$64,166	$13,961	$81	$78,208
Total other liabilities	$9,772	$13,593	$13,195	$(18,775)	$17,785

December 31, 2007
Invested assets	$20,352	$77,928	$23,586	$(18,846)	$103,020
Total other assets	$5,798	$9,505	$10,925	$(14,957)	$11,271
Actuarial and other policy liabilities	$—	$64,502	$15,175	$153	$79,830
Total other liabilities	$9,028	$13,049	$13,359	$(18,192)	$17,244

June 30, 2007
Invested assets	$20,562	$77,814	$24,711	$(18,930)	$104,157
Total other assets	$4,080	$10,181	$9,267	$(11,634)	$11,894
Actuarial and other policy liabilities	$—	$65,475	$17,358	$173	$83,006
Total other liabilities	$7,368	$12,386	$10,821	$(14,903)	$15,672

14. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $372, which is the carrying amount of these assets.
Sun Life Financial Inc. | sunlife.com       23